UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance Steel & Aluminum Co. Master 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

16100 N. 71st Street, Suite 400

Scottsdale, Arizona 85254

* All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Reliance Steel & Aluminum Co. Master 401(k) Plan

Scottsdale, Arizona

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Reliance Steel & Aluminum Co. Master 401(k) Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of delinquent participant contributions for the year ended December 31, 2022 and schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Vasquez & Company LLP

We have served as the Plan’s auditor since 2022.

Glendale, California

June 16, 2023

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2022	2021
Assets
Investment:
Plan interest in Master Trust	$1,315,666,741	$1,544,063,421

Receivables:
Notes receivable from participants	24,741,384	25,593,664
Due from trustee	—	7,790
Total receivables	24,741,384	25,601,454

Total assets	1,340,408,125	1,569,664,875

Liabilities
Due to trustee, net	22,784	—
Excess contributions payable	2,967	—
Total liabilities	25,751	—

Net assets available for benefits	$1,340,382,374	$1,569,664,875

See accompanying notes to financial statements.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2022
Additions
Income:
Interest on notes receivable from participants	$1,211,883
Interest income	28,700
Total income	1,240,583

Contributions:
Participants	64,055,506
Employer, net of forfeitures	27,862,507
Rollover	4,890,375
Total contributions, net	96,808,388

Transfer from other plans	24,238,601
Revenue sharing program credits	27,682

Total additions	122,315,254

Deductions
Plan interest in Master Trust investment loss, net	218,315,385
Benefits paid	133,082,343
Administrative expenses	200,027
Total deductions	351,597,755

Net decrease in net assets available for benefits	(229,282,501)

Net assets available for benefits, beginning of year	1,569,664,875

Net assets available for benefits, end of year	$1,340,382,374

See accompanying notes to financial statements.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

1.	Description of the Plan

The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that provides certain benefits to the eligible employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Reliance”) whose subsidiaries are participating employers (“Participating Employers”) in the Plan. The Plan is administered by the Reliance Steel & Aluminum Co. Benefits Committee (“Plan Administrator”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”) and the recordkeeper is Fidelity Investments Institutional Operations Company, Inc. The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another qualified retirement plan.

Transfers from Other Plans

During 2022, the retirement plans below were merged into the Plan and their assets were transferred accordingly:

Year Ended
December 31, 2022
Admiral Metals 401(k) Plan	$16,788,374
Merfish United 401(k) Plan	7,450,227
$24,238,601

During 2022, employees of the subsidiaries noted below became eligible to participate in the Plan and received past service credit for purposes of vesting under the provisions of the Plan:

Participant
Eligibility Date
Merfish United, Inc. (currently operating as United Pipe & Steel Corp.)	January 1, 2022
Admiral Metals Servicenter Company, Incorporated	February 1, 2022
Rotax Metals Inc. (except certain employees who are covered by the Local 810, IBT Agreement with Steel Warehouse League)	February 1, 2022
Employees of Earle M. Jorgensen Company covered by a collective agreement with the United Steelworkers of America, Local 834-01, Orlando, FL	March 7, 2022

Participation

Eligible employees may participate in the Plan upon completion of 30 days of employment. Eligible employees are automatically enrolled into the Plan with an initial deferral contribution of 3% of eligible compensation, unless the employee elects a different deferral contribution percentage or declines to participate. The initial deferral contribution percentage for those participants automatically enrolled into the Plan increases annually by 1% (up to a maximum of 10%), unless elected otherwise by the participant.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2022

Contributions

Participants may contribute up to 50% of eligible compensation into the Plan on a pre-tax basis and/or make Roth 401(k) contributions on an after-tax basis, subject to federal limits. Additionally, participants attaining the age of 50 by the end of a Plan year can make additional “catch-up” contributions. Participating employers make matching contributions per payroll cycle and all employer contributions are discretionary, as determined by the Company.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

For the year ended December 31, 2022, forfeited employer contributions totaled $958,196. Forfeitures used to reduce the Company’s contributions during 2022 were $802,856. As of December 31, 2022 and 2021, the Plan held $251,036 and $40,469, respectively, of forfeited nonvested account balances that can be used to reduce future Company contributions.

Notes Receivable from Participants

Participants generally may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. The Plan holds notes from

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2022

transferred plans whose maturities may exceed ten years. As of December 31, 2022, notes receivable from participants had interest rates that ranged from 3.25% to 10.50%, and have maturities through August 2040. Interest earned is recorded on an accrual basis in the Interest on notes receivable from participants caption in the accompanying statement of changes in net assets available for benefits. Unpaid loans determined to be in default under the terms of the notes are deemed to be distributed in accordance with the provisions of the Plan document and included in the Benefits paid caption in the accompanying statement of changes in net assets available for benefits.

Administrative Expenses

Administrative expenses include loan initiation and maintenance, and overnight delivery fees that are charged by the Trustee directly to the account balance of the applicable participants. As of December 31, 2022, accrued administrative expenses of $46,523 are reflected in the Due to trustee, net caption in the accompanying statement of net assets available for benefits.

Recordkeeping fees, audit, legal and other administrative expenses relating to the Plan are not reflected in the accompanying financial statements as they are paid by the Company.

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program. The revenue sharing program credits for the year ended December 31, 2022 were $27,682, of which $20,643 was received by the Plan in 2022, and the balance, $7,039, is reflected in the Due to trustee, net caption in the accompanying statement of net assets available for benefits and was received by the Plan in 2023.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments are reported at fair value, except for fully-benefit responsive investment contracts which are presented at contract value.

The Plan has a 100% interest in the net assets of the Reliance Steel & Aluminum Co. Master 401(k) Plan Master Trust (the “Master Trust”). See Note 3—“Information Concerning the Master Trust”.

The Plan, through the Master Trust, invests in the Fidelity Managed Income Portfolio Class 2 (the “MIP”), which is a common collective trust. The common collective trust invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The investment in the common collective trust is reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition

The Master Trust has investments in registered investment companies (mutual funds), commingled funds, common collective trusts, a unitized Reliance common stock fund and participant-directed brokerage accounts through Fidelity® BrokerageLink. Mutual funds and common stock are stated at fair value based on the quoted market price of the funds or common stock held. The investments in commingled funds and common collective trusts are stated at net asset value (“NAV”) of the shares held by the Plan as a practical expedient to estimate fair value. Purchases and sales of securities are

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2022

recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Included in the Interest income caption in the accompanying statement of changes in net assets available for benefits are earnings the Plan receives from overnight investment of amounts awaiting trade settlement or clearing of disbursements. As of December 31, 2022, accrued interest income due from Fidelity of $16,700 is reflected in the Due to trustee, net caption in the accompanying statement of net assets available for benefits.

The Master Trust holds shares of Fidelity Freedom Commingled Pools, which are collective trusts. The objective of the target-dated pools is to seek high total return until the target retirement date and thereafter to seek high current income and as a secondary objective, capital appreciation. These pools employ a fund-of-funds process by investing in a diversified portfolio of equity, fixed income and/or short-term products managed by Fidelity. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value and there are generally no restrictions on a participant’s ability to redeem at the fund’s NAV.

The Master Trust has an investment in the MIP, a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate and provide liquidity at contract value for participant withdrawals and transfers. The stable value fund has an investment objective to maintain a constant NAV while generating a slightly higher yield than the money market fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s NAV. However, withdrawals prompted by certain events (e.g., the termination of the MIP and changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

Cash and cash equivalents include interest-bearing cash and a money market fund.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) in fair value of investments is presented in the accompanying statement of changes in net assets available for benefits as Plan interest in Master Trust investment loss, net, which is detailed in Note 3—“Information Concerning the Master Trust”.

Risks and Uncertainties

The Plan has an interest in the Master Trust which invests in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2022

Reliance continues to monitor the impact of the COVID-19 pandemic, and government actions and measures taken to prevent its spread, and the potential to affect operating results. In addition to COVID-19, the conflict between Russia and Ukraine and macroeconomic disruptions such as inflation and the potential for an economic recession or slowdown could also significantly impact the Company’s business and the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Benefit Payments

Benefits to participants and beneficiaries are recorded when paid.

Subsequent Events

Plan management has evaluated subsequent events through the date the financial statements were issued.

3.	Information Concerning the Master Trust

The Plan has a 100% interest in the net assets of the Master Trust. The following table summarizes the net assets of the Master Trust:

	December 31,	December 31,
	2022	2021
Assets
Investments at fair value:
Cash and cash equivalents	$71,844,197	$62,238,410
Commingled funds	581,983,837	705,441,779
Mutual funds	455,066,854	608,966,364
Reliance Steel & Aluminum Co. common stock	150,156,631	120,832,811
Common collective trusts	53,888,058	45,183,018
Self-directed brokerage accounts	2,707,439	1,027,455
Total investments at fair value	1,315,647,016	1,543,689,837

Receivables and other	26,323	389,263

Total assets	1,315,673,339	1,544,079,100

Liabilities
Benefits claims payables	6,598	15,679
Total liabilities	6,598	15,679

Net assets in Master Trust	$1,315,666,741	$1,544,063,421

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2022

The following table summarizes the changes in net assets of the Master Trust:

Year Ended
December 31,
2022
Investment income (loss)
Net depreciation in fair value of investments	$(252,353,502)
Interest and dividend income	34,038,117
Investment loss, net	(218,315,385)

Net transfers with the Master Plan	(10,081,295)

Net decrease	(228,396,680)

Net assets in Master Trust, beginning of year	1,544,063,421

Net assets in Master Trust, end of year	$1,315,666,741

Participants may invest in certain investments offered by the Trustee, including a unitized Reliance common stock fund that consists principally of Reliance Steel & Aluminum Co. common stock and interest-bearing cash that provides liquidity for trading. As of December 31, 2022 and 2021, the Plan, through the Master Trust, held approximately 1,050,840 and 1,047,105 units of the Reliance Steel Stock Fund, with fair values of $156,468,910 and $125,825,064, respectively.

The assets and liabilities of the Reliance Steel Stock Fund were as follows:

	December 31,	December 31,
	2022	2021
Reliance Steel & Aluminum Co. common stock (741,734 shares as of December 31, 2022 and 744,870 shares as of December 31, 2021)	$150,156,631	$120,832,811
Interest-bearing cash	6,292,554	4,618,669
Receivables and other	26,323	389,263
Benefit claims payable	(6,598)	(15,679)
	$156,468,910	$125,825,064

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.

4.	Fair Value Measurements

Fair value is the price that would be received to sell the investment in an orderly transaction between market participants (an exit price). The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2022

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2022 and 2021:

December 31, 2022	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$71,844,197	$—	$—	$71,844,197
Mutual funds	455,066,854	—	—	455,066,854
Reliance Steel & Aluminum Co. common stock	150,156,631	—	—	150,156,631
Self-directed brokerage accounts	2,707,439	—	—	2,707,439
Total assets in the fair value hierarchy	679,775,121	—	—	679,775,121
Commingled funds measured at NAV				581,983,837
Common collective trusts measured at NAV				53,888,058
Total investments at fair value	$679,775,121	$—	$—	$1,315,647,016

December 31, 2021	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$62,238,410	$—	$—	$62,238,410
Mutual funds	608,966,364	—	—	608,966,364
Reliance Steel & Aluminum Co. common stock	120,832,811	—	—	120,832,811
Self-directed brokerage accounts	1,027,455	—	—	1,027,455
Total assets in the fair value hierarchy	793,065,040	—	—	793,065,040
Commingled funds measured at NAV				705,441,779
Common collective trust measured at NAV				45,183,018
Total investments at fair value	$793,065,040	$—	$—	$1,543,689,837

The Master Trust’s investments in mutual funds, common stock and self-directed brokerage accounts are measured at fair value based on quoted market prices of the underlying investments in active markets. Cash and cash equivalents include a money market fund that is measured at fair value based on a quoted market price in an active market and interest-bearing cash with a carrying amount that approximates fair value. The Plan’s investments in commingled funds and common collective trusts are measured at fair value using NAV as a practical expedient. The fair value of these assets is excluded from the fair value hierarchy and is presented in the tables above to permit reconciliation of the investments classified within the fair value hierarchy to the Master Plan’s total investments at fair value.

5.	Related Party and Party-in-Interest Transactions

Certain Master Trust investments include shares in mutual funds, commingled funds and an interest in a common collective trust that are managed by the Trustee. The Master Trust also holds shares of Reliance Steel & Aluminum Co. common stock through the unitized Reliance common stock fund. The unitized Reliance common stock fund received $2,578,074 of dividends from Reliance Steel & Aluminum Co. for the 2022 Plan year. These transactions and participant loans qualify as exempt party-in-interest transactions.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2022

6.	Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated June 13, 2019 confirming the tax qualification status of the Plan. Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is currently operating in compliance with the applicable requirements of the IRC and therefore is tax qualified.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress.

In 2022, the Plan Administrator identified errors in the administration of participant deferrals. The Plan Administrator believes it has made necessary changes to the design of the Plan’s internal controls relating to the administration of participant deferral elections. Reliance intends to make all reasonable efforts to correct the error in accordance with the correction principles of the Internal Revenue Service’s Employee Plans Compliance Resolution System (“EPCRS”), currently set forth in Revenue Procedure 2021-30, as modified by the SECURE 2.0 Act of 2022. The Plan Administrator believes the correction of this matter will not have a material adverse effect on the Plan or its tax qualification status.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested with respect to Company contributions.

8.	Nonexempt Transactions

As reported on the Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the Plan within the timeframe specified by the Department of Labor’s Regulation 29 CFR §2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2022 Plan year. Late remittances amounted to $31,923 for the 2022 Plan year and the Company remitting lost earnings to the affected Plan participants in 2022 and 2023.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

	December 31,	December 31,
	2022	2021
Net assets available for
benefits as reported on the Form 5500	$1,336,752,479	$1,570,066,983
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts
held by a common collective trust	3,629,895	(402,108)
Net assets available for benefits as reported
on the accompanying financial statements	$1,340,382,374	$1,569,664,875

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2022

The following is a reconciliation of the changes in net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

Year Ended
December 31, 2022
Net decrease in net assets available for benefits as
reported on the Form 5500*	$(233,314,504)
Investments:
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts
held by a common collective trust:
Beginning of year	402,108
End of year	3,629,895
Net decrease in net assets available for benefits as
reported on the accompanying financial statements	$(229,282,501)

* The net decrease in net assets available for benefits as reported on Form 5500 includes asset transfers made during the year.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

SCHEDULE H, PART IV, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2022

Employer Identification Number: 95-1142616

Plan Number: 003

Total that Constitute Nonexempt Prohibited Transactions
Total Fully
Participant Contributions Transferred			Contributions	Corrected
Late to the Plan	Contributions	Contributions	Pending	Under
Check Here if Late Participant Loan	Not	Corrected	Correction in	VFCP and PTE
Repayments are Included ☒	Corrected	Outside VFCP	VFCP	2002-51
$31,923	$10,193	$21,730	—	—

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2022 Employer Identification Number: 95-1142616
Plan Number: 003

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Master trust:
*	Master Trust	Plan interest in Master Trust	a	$1,312,036,846

	Notes receivable from participants:
		Notes receivable from participants with
		interest rates ranging from 3.25% to
		10.50%, collateralized by participants'
		account balance and maturing through
*	Notes receivable from participants	August 2040	—	24,741,384
			Total:	$1,336,778,230

* Represents a party-in-interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO.
MASTER 401(k) PLAN

Dated: June 16, 2023	By:	/s/ Arthur Ajemyan
Arthur Ajemyan
Member of the Reliance Steel & Aluminum Co. Benefits Committee

EXHIBIT

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—Vasquez & Company LLP